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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                               Detrex Corporation
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                                (Name of Issuer)

                    Common Stock, par value $2.00 per share
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                         (Title of Class of Securities)

                                    25068510
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                                 (CUSIP Number)


                                January 22, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 25068510                                             PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Thomas E. Mark
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  2     Check the Appropriate Box if a Member of a Group     (a) [N/A]
        (See Instructions)                                   (b) [N/A]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        United States of America
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    Number of
                           5       Sole Voting Power
      Shares                       80,160
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   4,000*
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        80,160
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   4,000*
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        84,160
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
        [N/A]
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 11     Percent of Class Represented by Amount in Row (11)
        5.3%
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 12     Type of Reporting Person (See Instructions)
        IN
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* 4,000 shares are owned by the Filing Person's spouse.

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CUSIP NO. 25068510                SCHEDULE 13G            PAGE 3 OF 4 PAGES

ITEM 1.  NAME AND ADDRESS OF ISSUER

         (a)      Name:  Detrex Corporation

         (b) Address of Executive Offices: 24901 Northwestern Highway, Suite 500, Southfield, Michigan 48075

ITEM 2.  INFORMATION REGARDING FILING PERSON

         (a)      Name of Person Filing:  Thomas E. Mark

         (b)      Residence address:  22146 Metamora, Beverly Hills, Michigan
                  48025

         (c)      Citizenship:  United States of America

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number:  Not applicable

ITEM 3.  FILING PURSUANT TO SECTIONS 240.13d-1(B) OR 240.13d-2(b) or (c)

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned:  84,160 shares

         (b)      Percent of class:  5.3%

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 80,160 shares

                  (ii) Shared power to vote or to direct the vote: 4,000 shares*

                  (iii) Sole power to dispose or to direct the disposition of: 80,160 shares

                  (iv) Shared power to dispose or to direct the disposition of: 4,000 shares*

                  * 4,000 shares are owned by the Filing Person's spouse.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.






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CUSIP NO. 25068510                SCHEDULE 13G            PAGE 4 OF 4 PAGES

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     February 9, 1999



                                     /S/ THOMAS E. MARK
                                     -------------------------------------------
                                     THOMAS E. MARK